SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Genco Shipping & Trading Limited
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

Y2685T115
(CUSIP Number)

Susanne V. Clark
c/o Centerbridge Partners, L.P. 375 Park Avenue New York, NY 10152 (212) 672-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 24 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,249,395 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,249,395 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,395 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,249,396 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,249,396 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,249,396 (including 928,932 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,517,880 (including 2,615,562 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,517,880 (including 2,615,562 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,517,880 (including 2,615,562 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.98%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,268,484 (including 1,686,630 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Capital Partners SBS II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 30,020 (including 22,320 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 30,020 (including 22,320 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,020 (including 22,320 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.12%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Associates II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,762 (including 3,049,682 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.30%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON CCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,131,782 (including 3,072,002 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,131,782 (including 3,072,002 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,131,782 (including 3,072,002 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.42%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II AIV IV (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,893 (including 756,809 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 13 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 14 of 24 Pages

1	NAME OF REPORTING PERSON Centerbridge Special Credit Partners General Partner II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,542 (including 153,565 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 15 of 24 Pages

1	NAME OF REPORTING PERSON CSCP II Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,224,435 (including 910,374 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,224,435 (including 910,374 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,435 (including 910,374 shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.86%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 16 of 24 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.26%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 17 of 24 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,097 (including 6,597,938 shares of Series A Preferred Stock convertible into Common Stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.26%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 18 of 24 Pages

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on July 23, 2015, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on September 17, 2015, Amendment No. 3 (“Amendment No.3”) filed with the SEC on May 11, 2016, Amendment No.4 (“Amendment No. 4”) filed with the SEC on June 10, 2016, and Amendment No. 5 (“Amendment No. 5”) filed with the SEC on July 1, 2016 (the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and this Amendment No. 6, the “Schedule 13D”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) and the Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of Genco Shipping & Trading Limited, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). This Amendment No. 5 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons acquired the 6,597,938 shares of Series A Preferred Stock reported in this Schedule 13D pursuant to the Stock Purchase Agreement (as defined in Item 4), which convert into 6,597,938 shares of Common Stock, for an aggregate purchase price of $31,999,999.30, which were derived from the working capital of CCP, CCPM, CSCP II, CSCP Cayman, CCP II Cayman and CCP SBS II Cayman.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

As described in the Issuer’s Form 8-K filed October 6, 2016 (the “Form 8-K”), on October 6, 2016, certain funds managed by and affiliated with Centerbridge Partners, L.P. (collectively, “Centerbridge”) entered into a Stock Purchase Agreement with the Issuer effective as of October 4, 2016 (the “Stock Purchase Agreement”) for the purchase of 6,597,938 shares of the Series A Preferred Stock for an aggregate purchase price of $31,999,999.30. In addition, Centerbridge has agreed to provide a backstop commitment to purchase up to 3,402,062 additional shares of Series A Preferred Stock for $4.85 per share at a pro rata amount equal to the basic subscription amount for each fund.

The Series A Preferred Stock has a liquidation preference of $4.85 per share and will mandatorily convert into Common Stock at a conversion price of $4.85 per share, subject to certain adjustments, upon receipt of approval of the issuance of shares of Common Stock upon conversion of the Series A Preferred Stock by the Company’s shareholders. Commencing on the 180th day after issuance of the Series A Preferred Stock, holders of the Series A Preferred Stock will be entitled to cumulative dividends at a rate of 6% per share on the liquidation preference unless any such dividends are not permitted by law or the terms of any loan agreement, credit agreement, guaranty, or related agreement. In such a case, the dividends will be deferred until conversion of the Series A Preferred Stock. Upon conversion of the Series A Preferred Stock, its holders will be entitled to receive the amount of any unpaid deferred dividends in cash or shares of Common Stock based on the conversion price then in effect.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 19 of 24 Pages

As described in the Form 8-K, other stakeholders of the Issuer separately have entered into commitment letters with the Issuer in connection with the proposed Offering that, in each case, are substantially similar to the Stock Purchase Agreement. The Reporting Persons hereby expressly disclaim membership in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with any other stakeholders in the Issuer, and the entry into the Stock Purchase Agreement and the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person, for any purpose, is a member of a group with any such stakeholder, or any other person, or that the Reporting Persons beneficially own any shares of Common Stock beneficially owned by any other stakeholder, or any other person.

The consummation of the transactions contemplated by the Purchase Agreements is subject to the satisfaction of certain closing conditions, including, without limitation, refinancing and amendment of certain of the Issuer’s credit facilities. Centerbridge has agreed in the Stock Purchase Agreement that it will vote all of its shares of common stock in favor of approval of conversion of the Series A Preferred Stock. In addition, pursuant to the Stock Purchase Agreement, Centerbridge and the Issuer intend to enter into an industry standard registration rights agreement on substantially the same terms and conditions as set forth in that certain Registration Rights Agreement by and among the Company and certain of its shareholders dated as of July 9, 2014. In addition, the relative rights, preferences, limitations and designations of the Series A Preferred Stock are set forth in the Certificate of Designation attached as Exhibit A to the Stock Purchase Agreement.

The description of the Stock Purchase Agreement, including that of the Certificate of Designation, contained in this response to Item 4 is qualified in its entirety by reference to the Stock Purchase Agreement, which is incorporated herein by reference and attached hereto as Exhibit 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The percentages of Common Stock reported herein are based on 7,354,449 shares of Common Stock outstanding as of August 9, 2016, as reported in the Issuer’s Form 10-Q for the period ended June 30, 2016 filed with the SEC on August 9, 2016, reflecting the one-for-ten reverse stock split effected by the Issuer on July 7, 2016 (the “Reverse Stock Split”), and assumes the conversion of all shares of Series A Preferred Stock.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference. The number of shares set forth on the Reporting Persons’ cover pages also gives effect to the Reverse Stock Split.

(c) The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 5(c).

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 20 of 24 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplement by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
4	Stock Purchase Agreement, dated as of October 4, 2016.

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 21 of 24 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2016

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners

General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory
Centerbridge Credit Cayman GP Ltd. /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Cayman GP Ltd., its general partner

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS OFFSHORE GENERAL PARTNER, L.P. By: Centerbridge Credit Cayman GP Ltd., its general partner /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 22 of 24 Pages

CENTERBRIDGE CAPITAL PARTNERS II (CAYMAN), L.P.

By: Centerbridge Associates II (Cayman), L.P.,

its general partner

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS SBS II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES II (CAYMAN), L.P.

By: CCP II Cayman GP Ltd., its

general partner

By: Centerbridge GP Investors II, LLC, its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CCP II CAYMAN GP LTD. By: Centerbridge GP Investors II, LLC, its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 23 of 24 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS II AIV IV (CAYMAN), L.P.

By: Centerbridge Special Credit Partners General

Partner II (Cayman), L.P., its general partner

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS GENERAL PARTNER II (CAYMAN), L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CSCP II CAYMAN GP LTD. By: Centerbridge Special GP Investors II, L.L.C., its director /s/ Jeffrey H. Aronson Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE SPECIAL CREDIT PARTNERS II, L.P.

By: Centerbridge Special Credit Partners

General Partner II, L.P.,

its general partner

By: CSCP II Cayman GP Ltd., its

general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CUSIP No. Y2685T115	SCHEDULE 13D/A	Page 24 of 24 Pages

CENTERBRIDGE SPECIAL CREDIT PARTNERS

GENERAL PARTNER II, L.P.

By: CSCP II Cayman GP Ltd., its general partner

By: Centerbridge Special GP Investors II, L.L.C., its

director

/s/ Jeffrey H. Aronson

Name: Jeffrey H. Aronson

Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly
Jeffrey H. Aronson /s/ Jeffrey H. Aronson